Our File No.: 4065.000	Edward L. Mayerhofer
Direct: 604.331.9543
February 18, 2013	Email: elm@mortonlaw.ca

VIA FACSIMILE

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549

Attention: David Link

Dear Sir:

Re:	Golden Queen Mining Co. Ltd. (the “Company”)
Form 10-K for Fiscal Year Ended December 31, 2011
Definitive 14A Filed April 27, 2012
Form 10-Q for Fiscal Quarter Ended September 30, 2012
File No. 000-21777

Further to the Company’s letter dated February 1, 2013 and pursuant to your request, please find enclosed the following:

1.	revised signature page of the Form 10K/A for the Company’s year ended December 31, 2011 (pursuant to Item 4 of the SEC comment letter dated December 18, 2012), and

2.	an example of the revised Security Ownership of Management table of the Company’s proxy statement (pursuant to Item 10 of the SEC comment letter dated December 18, 2012).

We trust the foregoing is satisfactory. Should you have any questions or comments, please do not hesitate to contact the undersigned or Sandy Fong, paralegal (ext. 237).

Yours truly,

MORTON LAW LLP

/s/ Edward L. Mayerhofer

Per:	Edward L. Mayerhofer

ELM/sf
Enclosure

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